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                                                                      Exhibit 11

                            MCDONALD'S CORPORATION
                STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS
        (Dollars and shares in millions, except per common share data)


                                                                                      Year ended December 31,
                                                                               --------------------------------------
                                                                                 1997           1996           1995
                                                                               --------------------------------------
Net income                                                                     $1,642.5       $1,572.6       $1,427.3

Preferred stock dividends (net of applicable tax benefits)                        (25.3)         (27.6)         (40.5)
                                                                               --------------------------------------

Net income available after preferred stock dividends (A)                        1,617.2        1,545.0        1,386.8

Effect of preferred stock exchange (B)                                               --             --           (4.3)

Common stock dividends on assumed conversion of preferred stock                      --             --            0.6
                                                                               --------------------------------------

Net income available to common shareholders                                    $1,617.2       $1,545.0       $1,383.1
                                                                               ======================================

Weighted average number of common shares outstanding during the period (A)        689.3          698.2          701.5

Additional shares related to potentially dilutive stock options                    15.8           18.4           16.2
                                                                               --------------------------------------

Weighted average common shares - diluted                                          705.1          716.6          717.7
                                                                               ======================================

Net income per common share - diluted (C)                                      $   2.29       $   2.16       $   1.93
                                                                               ======================================

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(A)  Refer to Consolidated Statement of Income and Financial Comments on pages
     21 and 25 from Part II, Item 8 of this 1997 10-K for information concerning the computation of Net income per common share.

(B) The 1995 period includes $3.9 million for the one-time effect of the Company's exchange of Series E Cumulative Preferred Stock for subordinated debt securities completed in June, 1995, and an additional $.4 million for the effect of the Company's repurchase of additional Series E preferred stock in the third quarter.

(C) Net income per common share data for all periods has been presented in conformity with SFAS 128.